

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 14, 2009

Nancy A. Gray
Senior Executive Vice President and Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

> **Re: Pacific Mercantile Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended June 30, 2009**
> **File No. 0-30777**

Dear Ms. Gray:

    We have reviewed your response dated September 14, 2009 to our comment letter dated August 28, 2009 and have the following comments.

Form 10-Q for the Period Ended June 30, 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, Recent Accounting Pronouncements, Commitments and Contingencies

Recent Accounting Pronouncements, page 7

1.   We note your response to comment 2 in our letter dated August 28, 2009. Please tell us the nature of the reconciling adjustment for other than temporary impairment of securities and how it is appropriately included as a reconciling adjustment to cash flows from investing activities.

Nancy A. Gray
Pacific Mercantile Bancorp
October 14, 2009

2.   We note your response to comment 3 in our letter dated August 28, 2009.
      Further, we note the significant unrealized losses related to your asset backed
      securities at June 30, 2009. We have the following comments:

      - please provide us a full detailed analysis of these securities' impairment as
        of June 30, 2009 that identifies all available evidence, explains the relative
        significance of each piece of evidence, and identifies the primary evidence on
        which you rely to support a realizable value equal to or greater than the carrying
        value of the investment; and
      - please provide us, and consider disclosing in all future filings, a table detailing
        the following information for your trust preferred securities: deal name, single-
        issuer or pooled, class, book value, fair value, unrealized gain/loss, credit
        ratings, number of banks in issuance, deferrals and defaults as a percentage of
        collateral, and excess subordination after taking into account your best estimates
        of future interest deferrals and defaults.

3.   Please provide us your calculation of the present value of cash flows expected to
      be collected from the asset backed securities. Please identify all of the key
      assumptions and explain how you determined the assumptions were appropriate
      and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance.
      Specifically address the following related to the assumptions used in your
      calculation of the present value of cash flows expected to be collected:

      - Discount rate: tell us the discount rate used and how you determined it;
      - Deferrals and defaults:
        a. tell us in detail how you developed your estimate of future deferrals and
            defaults. Specifically tell us if and how you considered the specific
            collateral underlying each individual security and tell us whether you had
            different estimates of deferrals and defaults for each security;
        b. tell us the actual amount and percentage of deferrals and defaults
            experienced by the trust by quarter;
        c. tell us your estimate of future deferrals and defaults and compare your
            estimate to the actual amounts experienced to date;
        d. tell us how you treat deferrals (e.g. – do you treat deferrals the same as
            defaults); and
        e. tell us about your recovery rate.

Nancy A. Gray
Pacific Mercantile Bancorp
October 14, 2009

You may contact William J. Schroeder, Staff Accountant, at (202) 551-3394 or me at (202) 551-3321.

Sincerely,

David Irving
Reviewing Accountant